Exhibit 99.1

New Gold Announces Record Financial Results in 2011 with 212% Increase in Earnings and 23% Increase in Net Cash Generated from Operations

(Based on IFRS, all figures are in US dollars unless otherwise indicated)

March 1, 2012 – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX:NGD) today announces financial and operational results for the fourth quarter and year ended 2011, with record annual earnings and cash flow. The company, once again, met its production guidance achieving record annual production of 387,155 ounces during 2011 at a total cash cost(1) per ounce sold, net of by-product sales, of $446 per ounce. The combination of increased gold production, well below industry average total cash cost(1) and continued strength in commodity prices led New Gold to the strongest financial performance in the company’s history. When compared to 2010, earnings from mine operations increased by 54% to $315 million, net earnings increased by 212% to $179 million, or $0.42 per share, and net cash generated from operations increased by 23% to $230 million. New Gold is also pleased to reiterate its guidance for 2012 with the targeted start of the New Afton Mine in June set to increase gold production further to 405,000 to 445,000 ounces at a lower annual total cash cost(1) per ounce sold, net of by-product sales, of $410 to $430 per ounce.
Fourth Quarter and Full Year 2011 Highlights

•	Fourth quarter gold production of 100,671 ounces

•	Fourth quarter net earnings increased by 37% to $35 million, or $0.08 per share

•	Fourth quarter net cash generated from operations of $66 million

•	2011 gold sales increased by 6% to 391,890 ounces from 369,077 ounces in 2010

•	Earnings from mine operations in 2011 increased by 54% to $315 million from $204 million in 2010

•	2011 net earnings increased by 212% to $179 million, or $0.42 per share, from $57 million, or $0.15 per share, in 2010

•	Net cash generated from operations in 2011 increased by 23% to $230 million from $187 million in 2010

•	Eight drawbells completed at New Afton with caving progressing as anticipated

•	300,000 tonnes of ore stockpiled on surface at New Afton at the end of 2011

“We are very proud of our company’s successes in 2011. In addition to our three producing mines, we feel fortunate to have three exciting organic growth projects providing New Gold with an even more promising future,” stated Randall Oliphant, Executive Chairman. “With New Afton’s anticipated June production start set to increase gold production further at lower costs and each of New Afton, El Morro and Blackwater having significant resource growth potential, we look forward to making even more progress during 2012 and the years ahead.”

Fourth Quarter and Full Year 2011 Operations Overview

During 2011, the company once again delivered on its production guidance of 380,000 to 400,000 ounces of gold, producing 387,155 ounces – a record for New Gold. Importantly, the company was able to deliver this gold production while at the same time achieving a margin of over $1,000 per ounce during the year. New Gold finished the year with a solid fourth quarter despite production being lower than the prior year period as the fourth quarter of 2010 benefitted from higher grades being mined at all of the operations, with grades at both Mesquite and Cerro San Pedro being above reserve grade during the prior year quarter. Total cash cost(1) in the quarter was higher than that of the prior year quarter due to a combination of lower by-product revenues and lower gold production.

While the three operations had another strong year, New Gold’s three significant development projects each made equally important progress. At New Afton, underground block caving was initiated. The commencement of caving and continued build-up of the surface ore stockpile has positioned New Afton well for its targeted production start in June of 2012 with commercial production expected in August. As announced in early January, New Gold’s 70% partner, Goldcorp Inc.’s (“Goldcorp”) Board of Directors officially approved the construction of El Morro, with pre-construction activities having now started. While Blackwater was advanced on many levels, including infrastructure development, environmental baseline work and First Nations, community and government relations, the most significant achievement was the increase in the project’s gold mineral resource. Today the resource includes 5.4 million ounces of indicated gold mineral resources and 1.9 million ounces of inferred gold mineral resources, making the resource almost twice the size compared to when New Gold acquired it in June of 2011. An additional 43 holes totaling 21,612 metres have been completed since the cut-off for this resource estimate and will be incorporated into the next update which is expected in the coming weeks.

“I would like to thank our operational, development and exploration teams for all of their efforts in making 2011 a strong year for our company,” stated Robert Gallagher, President and Chief Executive Officer. “While we are pleased with our 2011 results, 2012 should be even more transformational for New Gold with production from New Afton set to drive record production, construction at El Morro advancing and continued exploration and development at Blackwater.”

Fourth Quarter and Full Year 2011 Consolidated Financial Results

As a result of the company’s strong operational performance and the continued strength of commodity prices, New Gold reported record results in all of the following categories during 2011: gold production, gold sales, revenue, average margin per ounce, earnings from mine operations, net earnings, net cash generated from operations and year-end gold mineral resources. Increased gold sales and higher average realized prices led to a 31% increase in revenue during the year which, when combined with the company’s low total costs, helped drive a 54% increase in earnings from mine operations.

Net earnings from continuing operations in 2011 increased by 212% to $179 million, or $0.42 per share, from $57 million, or $0.15 per share, in 2010. Adjusted net earnings from continuing operations also increased by 62% to $188 million, or $0.44 per share. Net earnings has been adjusted and tax affected for the group of costs in “Other gains (losses)” on the condensed consolidated income statement and the impairment of exploration assets recorded in 2010. See notes at the end of the release for a reconciliation of adjusted net earnings2.

The company’s strong earnings underpinned a 23% increase in net cash generated from operations to $230 million from $187 million in 2011.

The company’s fourth quarter revenue and earnings from mine operations were down compared to the prior year quarter primarily due to production of gold, silver and copper in the fourth quarter of 2010 all being benefitted by above average grades due to mine sequencing. The company benefitted from higher average realized gold and silver prices during the fourth quarter of 2011.

Net earnings from continuing operations in the fourth quarter increased by 37% to $35 million, or $0.08 per share, from $26 million, or $0.07 per share, in 2010.

Mesquite Mine Increases Earnings from Mine Operations for Fourth Straight Year Since Re-start

Mesquite had another strong year with fourth quarter gold production leading the mine to exceed its 2011 guidance range of 145,000 to 155,000 ounces. When combining the solid production results with the increase in average realized gold prices during 2011 and the team’s ability to control costs, Mesquite increased earnings from mine operations by 30% when compared to 2010, despite the appreciation of the diesel price.

Earnings from mine operations were lower in the fourth quarter than the same period of the prior year due to lower gold production, primarily as a result of lower grade ore being placed on the leach pad consistent with the mine schedule. Mesquite benefitted from the increase in average realized gold price during the fourth quarter of 2011.

Mesquite’s capital expenditures during the full year and fourth quarter of 2011 were $19 and $9 million, respectively. The expenditures related primarily to the replacement of major truck and shovel components as well as the purchase of two additional haul trucks which positions the mine well over its remaining 13-year life.

The Mesquite mine is forecast to produce 140,000 to 150,000 ounces of gold in 2012 at total cash cost(1) per ounce sold of $710 to $730 per ounce. 2012 estimated production is impacted by the scheduled mining of ore below reserve grade. The increase in forecasted total cash cost(1) is driven primarily by the lower gold production as well as certain increased input costs.

Cerro San Pedro Increases Earnings Contribution by 107%

Cerro San Pedro achieved record financial results in 2011 through a combination of a 21% increase in gold production, a 50% reduction total cash cost(1) and a 24% increase in average realized gold price. During 2011, Cerro San Pedro’s earnings from mine operations increased by 107% to $173 million.

Earnings from mine operations during the fourth quarter increased to $38 million from $36 million in the prior year period as higher average realized gold prices more than offset the slight decrease in gold production and increase in total cash cost(1).

Cerro San Pedro’s capital expenditures during the full year and fourth quarter of 2011 were $7 and $2 million, respectively. 2011 expenditures included a leach pad and plant expansion as well as certain mining equipment that should contribute to Cerro San Pedro’s continued strong operating performance.

Cerro San Pedro is forecast to produce 140,000 to 150,000 ounces of gold and 1.9 to 2.1 million ounces of silver in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $250 to $270 per ounce. The total cash cost(1) assumes a $30 per ounce silver price and a foreign exchange rate of 13.00 Mexican peso to U.S. dollar. The majority of the forecast cost increase in 2012 is attributable to the lower silver price assumption when compared to the realized price in 2011.

Peak Mines Makes Steady Contribution

Peak Mines earnings from mine operations were slightly higher than 2010 as increased gold sales and higher average realized gold prices offset the increase in total cash cost(1) when compared to the prior year. Gold and copper sales were higher during 2011, despite lower production levels, as Peak was able to draw down its concentrate inventory.

Earnings from mine operations were lower in the fourth quarter compared to the same period of the prior year due to lower gold production and higher total cash cost(1). Peak benefitted from higher average realized gold prices. Both gold and copper production were lower in the quarter as the fourth quarter of 2010 benefitted from mining in particularly high grade zones per the mine plan.

Peak Mines’ capital expenditures during the full year and fourth quarter of 2011 were $50 and $15 million, respectively. The expenditures at Peak included continued mine development, loader and truck purchases and capitalized exploration which positions the operation well to continue its history of reserve and resource replacement.

Peak Mines is forecast to produce 90,000 to 100,000 ounces of gold and 12 to 14 million pounds of copper in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of $640 to $660 per ounce. The anticipated increase in gold production is due to mine sequencing moving to higher grade areas and the continued improvement in recoveries as seen in the fourth quarter. The total cash cost(1) assumes a $3.50 per pound copper price and a foreign exchange rate of $1.00 Australian to U.S. dollar.

2011 Development Work Positions New Afton for August 2012 Commercial Production Start

New Afton, the company's most immediate development project is on schedule for a June 2012 production start with the ramp-up to commercial production expected to take approximately two months resulting in an August 2012 commercial production start. The fourth quarter saw the continued advancement in caving of the ore body and further build-up of the ore stockpile on surface. Through the end of February 2012, approximately 400,000 tonnes of ore had been stockpiled on surface.

2012 Milestones

•	April – SAG and Ball Mill ‘dry commissioning’ to commence

•	End of May – ~900,000 tonnes of ore stockpiled on surface

•	June – First ore through mill

•	End of June –26 drawbells developed to support 6,600 tonne per day mining rate

•	July – First concentrate shipment

•	July – Achieve mining rate of 6,600 tonnes per day compared to current ~3,000 tonnes per day

•	August – Achieve commercial production of 6,600 tonnes per day processed

•	September – Start utilizing gyratory crusher thus enabling mining rate to move towards design capacity of 11,000 tonnes per day

•	October – Mill to reach design capacity of 11,000 tonnes per day

•	End of December – Complete a total of 48 drawbells to support 11,000 tonne per day mining rate

Total project spending at New Afton in 2011 was $291 million, excluding capitalized interest. In 2012, the remaining development capital for New Afton through the start of commercial production in August is forecast to be $150 million, excluding capitalized interest and including an estimated $40 million in offsetting revenue from gold and copper sales prior to commercial production which have been netted against the underground development costs.

Once in full production, the 11,000 tonne per day underground block cave mine and concentrator is expected to produce an annual estimated average of 85,000 ounces of gold and 75 million pounds of copper at low operating costs. The company looks forward to New Afton’s production start as at today’s prices, once in full production, New Afton has the potential to generate approximately $300 million in life-of-mine average annual cash flow.

An additional benefit of the completion of underground development at New Afton is that it provides greater access for New Gold’s exploration team to continue drilling the C-zone block of mineralization that lies below and to the side of the New Afton reserve blocks. New Gold has budgeted $5 million for exploration at New Afton in the second half of 2012 to work towards further delineating the C-zone.

New Afton is forecast to produce 35,000 to 45,000 ounces of gold and 30 to 35 million pounds of copper in 2012 at a total cash cost(1) per ounce sold, net of by-product sales, of ($1,200) to ($1,300) per ounce.

On a co-product basis, total cash cost(1) per ounce sold are forecast to be $630 to $650 per ounce of gold and $1.35 to $1.45 per pound of copper. Production is expected to start in June with commercial production scheduled for August. With the operation hitting its full capacity in 2013, cash costs are expected to come down meaningfully. The total cash cost(1) assumes a $3.50 per pound copper price and a foreign exchange rate of $1.00 Canadian to U.S. dollar.

Pre-Construction Activities Start at El Morro

El Morro is an advanced stage, world-class copper/gold project in northern Chile, one of the most attractive mining jurisdictions in the world. The company is a 30 percent partner in the project, with Goldcorp, the project developer and operator, holding the remaining 70 percent. In early January of 2012, Goldcorp’s Board officially approved commencement of construction of El Morro. While some of the more significant construction is targeted to commence later this year, pre-construction activities have started including mobilization of the road construction contractor. In addition, the current focus is on completion of detailed engineering, negotiation of power contracts and drilling.

Under the terms of New Gold’s agreement with Goldcorp, Goldcorp is responsible for funding New Gold’s 30% share of capital costs. The carried funding will accrue interest at a fixed rate of 4.58%. New Gold will repay its share of capital plus accumulated interest out of 80% of its share of the project’s cash flow with New Gold retaining 20% of its share of cash flow from the time production commences.

The closing arguments related to the litigation involving Barrick Gold Corporation, Xstrata Plc, Goldcorp and New Gold and their respective subsidiaries regarding the El Morro Project have now been completed. It is anticipated that a decision will be rendered by mid-2012.

Blackwater Moving Forward Quickly

After acquiring the Blackwater Project in June of 2011, New Gold has made significant strides in advancing the project. The multi-disciplined teams at Blackwater have primarily been focused on: continued exploration drilling, upgrading of the camp and related infrastructure, environmental baseline studies, discussions with First Nations, the community as well as local, Provincial and Federal regulatory agencies and scoping of the key parameters related to the upcoming PEA.

Blackwater Fourth Quarter and 2011 Highlights

•	Completed the construction of a 150 person camp at site

•	Completed installation of an all season drill water supply system

•	Increased number of drills from four in June to nine at the end of 2011

•	A 10th drill has been added subsequent to the year-end

•	Closed the acquisitions of Silver Quest Resources Ltd. and Geo Minerals Ltd. – consolidating the ownership of the Blackwater Project and increasing land position in the region to over 670km2

•	Completed two mineral resource updates, the first in September 2011 and the second announced February 2, 2012 which included:

•	Indicated gold resource: 164 million tonnes at an average grade of 1.03 g/t containing 5.42 million ounces

•	Inferred gold resource: 69 million tonnes at an average grade of 0.84 g/t containing 1.86 million ounces

Total capital spending at Blackwater, including exploration and infrastructure-related expenditures, from June through the end of 2011 was $46 million.

The company looks forward to a number of important milestones throughout 2012 including: a further resource update in the first quarter, the completion of a Preliminary Economic Assessment in the third quarter and the submission of a Project Description towards the end of the year. New Gold is targeting approximately 210,000 metres of drilling in the Blackwater area during 2012 which is more than double the amount of historical drilling that has been completed at the project.

New Gold looks forward to providing further updates on the continued advancement of Blackwater through 2012.

Key Financial Information

New Gold finished 2011 with a cash balance of $309 million. The consolidated debt position of the company at December 31, 2011 was $252 million and includes: $177 million of 10% senior secured notes (face value of C$187 million), $45 million of 5% convertible debentures (face value of C$55 million) and $30 million in El Morro funding loans. The senior secured notes are due in 2017 and the convertible debentures are due in 2014 and have a C$9.35 conversion price. The company had 461 million basic shares outstanding at December 31, 2011.

2012 Guidance

New Gold is pleased to report that with the start of production at New Afton in June, the company anticipates an approximate 10% increase in gold production with total cash cost(1) per ounce sold, net of by-product sales, expected to be approximately $30 per ounce below the 2011 level.

Assumptions used in the 2012 guidance include gold, silver and copper prices of $1,600 per ounce, $30.00 per ounce and $3.50 per pound, respectively, and Canadian dollar, Australian dollar and Mexican peso exchange rates of $1.00, $1.00 and $13.00 to the U.S. dollar, respectively. The diesel price assumed for 2012 is $3.30 per gallon, which reflects recent prices paid at Mesquite. The price movements in the diesel used at Mesquite are most directly correlated with the movements in the Brent oil price.

As New Afton’s production start is scheduled for June, with commercial production in August, New Gold’s quarterly gold production and total cash cost(1) are expected to vary on a quarter-over-quarter basis during 2012. Gold production should be fairly consistent in the first two quarters of the year, with an increase from New Afton in the second half of 2012.

Based on the conservative by-product price assumptions used for 2012, total cash cost(1) are expected to be highest in the first quarter of 2012 after which they will steadily decline in the subsequent three quarters of the year as Cerro San Pedro and Peak move into higher grade areas of their respective ore bodies and New Afton starts commercial production.

The 2012 total cash cost(1) guidance is subject to the following sensitivities:

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. New Gold’s most immediate development project, New Afton, is scheduled to begin production in mid-2012 and together with the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia, the company is forecasting between 405,000 and 445,000 ounces of gold production in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and 100% of the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this press release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this press release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

TECHNICAL INFORMATION

The scientific and technical information in this press release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

(1) TOTAL CASH COST

“Total cash cost” per ounce figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash cost on a sales basis. Total cash cost includes mine site operating costs such as mining, processing, administration, royalties and production taxes, but is exclusive of amortization, reclamation, capital and exploration costs. Total cash cost is reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash cost presented does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS. A reconciliation will be provided in the MD&A accompanying the quarterly financial statements.

(2) RECONCILIATION OF ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS

New Gold Inc.

Consolidated statements of financial position

(Expressed in thousands of United States dollars)

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Assets			
Current assets			
Cash and cash equivalents	**309,406**	490,754	271,526
Trade and other receivables	**37,572**	11,929	10,345
Inventories	**106,490**	103,055	86,299
Current derivative assets	-	-	706
Prepaid expenses and other	**7,928**	7,325	6,933
Current assets of operations held for sale	-	-	10,298
Total current assets	**461,396**	613,063	386,107
Investments	**1,823**	7,533	45,890
Non-current inventories	**20,253**	-	-
Mining interests	**2,695,297**	1,767,240	1,664,563
Deferred tax assets	**8,924**	10,058	11,098
Non-current non-hedged derivative asset	**18,797**	7,679	-
Reclamation deposits and other	**14,912**	23,616	17,646
Assets of operations held for sale	-	-	78,989
Total assets	**3,221,402**	2,429,189	2,204,293
Liabilities and equity			
Current liabilities			
Trade and other payables	**100,437**	69,245	37,999
Current tax liabilities	**20,495**	31,392	13,711
Current derivative liabilities	**49,184**	40,072	19,206
Current non-hedged derivative liabilities	**53,288**	-	-
Current portion of long-term debt	-	-	12,088
Current liabilities of operations held for sale	-	-	10,414
Total current liabilities	**223,404**	140,709	93,418
Reclamation and closure cost obligations	**50,713**	34,173	24,764
Provisions	**12,646**	9,227	4,541
Non-current derivative liabilities	**92,407**	113,303	76,780
Non-current non-hedged derivative liabilities	**114,296**	155,365	37,542
Long-term debt	**251,664**	229,884	225,456
Deferred tax liabilities	**146,880**	179,180	245,969
Deferred benefit	**46,276**	46,276	-
Other	**747**	577	814
Liabilities of operations held for sale	-	-	19,890
Total liabilities	**939,033**	908,694	729,174
Equity			
Common shares	**2,463,968**	1,845,886	1,810,039
Contributed surplus	**80,394**	81,176	82,984
Share purchase warrants	-	-	11,850
Other reserves	**(86,367)**	(51,913)	(27,639)
Deficit	**(175,626)**	(354,654)	(402,115)
	(261,993)	(406,567)	(429,754)
Total equity	**2,282,369**	1,520,495	1,475,119
Total liabilities and equity	**3,221,402**	2,429,189	2,204,293

New Gold Inc.

Condensed consolidated statements of cash flows
Years ended December 31
(Expressed in thousands of U.S. dollars)

	Three months ended		Years ended	
	2011	2010	2011	2010
	$	$	$	$
Operating activities				
Net earnings	34,998	25,557	179,028	47,461
Loss from discontinued operations	-	-	-	9,886
Adjustments for:				
Realized gain on gold contracts	(2,324)	(2,247)	(8,793)	(8,425)
Realized loss on fuel contracts	-	102	-	340
Realized and unrealized foreign exchange (gain) loss	12,907	486	(7,122)	9,675
Realized and unrealized gain on investments	-	(41,820)	(1,349)	(48,838)
Unrealized loss on non-hedged derivatives	(11,146)	67,333	7,229	105,657
Loss on disposal of assets	(139)	489	509	1,938
Impairment of exploration asset	-	15,728	-	15,728
Depreciation and depletion	23,618	25,966	76,243	78,772
Equity settled share-based payment expense	1,694	1,476	7,192	6,540
Unrealized loss on cash flow hedging items	2,444	-	6,611	-
Income tax expense	22,129	3,503	79,358	18,009
Finance income	(659)	(1,418)	(3,589)	(3,258)
Finance costs	1,174	1,191	5,142	2,371
	84,696	96,346	340,459	235,856
Change in non-cash operating working capital	2,465	6,066	(12,538)	(7,499)
Cash generated from operations	87,161	102,412	327,921	228,357
Income taxes paid	(21,275)	(13,749)	(98,391)	(41,855)
Net cash generated from continuing operations	65,886	88,663	229,530	186,502
Cash used in discontinued operations	-	-	-	(1,696)
Investing activities				
Mining interests	(158,526)	(51,468)	(413,620)	(134,089)
Recovery of (contribution to) reclamation deposits	241	(1,545)	8,388	(1,590)
Cash acquired in asset acquisition, net of transaction costs - Richfield	62	-	18,651	-
Asset acquisition costs, net of cash received - Silver Quest	(7,979)	-	(7,979)	-
Asset acquisition costs, net of cash received - Geo Minerals	(18,053)	-	(18,053)	-
Purchase of available-for-sale securities	(3,684)	-	(3,684)	-
Cash received in El Morro transaction, net of transaction costs	-	-	-	46,276
Investment in El Morro	-	-	-	(463,000)
Proceeds from sale of investments	-	58,364	8,927	106,476
Interest received	679	-	3,200	1,577
Proceeds from disposal of assets	321	167	821	439
Cash used in continuing operations	(186,939)	5,518	(403,349)	(443,911)
Cash generated from discontinued operations	-	-	-	34,410
Financing activities				
Exercise of options to purchase common stock	1,374	8,860	16,375	15,649
Exercise of warrants to purchase common stock	-	-	65	-
Interest paid	(10,452)	(10,372)	(21,864)	(20,895)
El Morro loan	-	-	-	463,000
Revolving credit facility initiation costs	-	(4,225)	-	(4,225)
Repayment of long-term debt	-	-	-	(27,235)
Cash generated by financing activities	(9,078)	(5,737)	(5,424)	426,294
Effect of exchange rate changes on cash and cash equivalents	6,424	11,306	(2,105)	16,803
(Decrease) increase in cash and cash equivalents	(123,707)	99,750	(181,348)	218,402
Cash and cash equivalents, beginning of period	433,113	391,004	490,754	272,352
Cash and cash equivalents, end of period	309,406	490,754	309,406	490,754
Cash and cash equivalents are comprised of				
Cash	179,023	191,844	179,023	191,844
Short-term money market instruments	130,383	298,910	130,383	298,910
	309,406	490,754	309,406	490,754

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com